

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 21, 2009

Fred Litwin
President
Genterra Capital Inc.
106 Avenue Road
Toronto, Ontario
Canada M5R 2H3

> **Re: Genterra Capital Inc.**
> **Registration Statement on Form F-4**
> **Filed August 20, 2009**
> **File No. 333-161460**

Dear Mr. Litwin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that Genterra Capital Inc. ("GCI") has not yet been organized under Ontario law. Please advise us as to how GCI will become a registrant to this registration statement and a reporting company after the registration statement is declared effective and discuss the basis of your belief that GCI could proceed in such a manner. We may have further comment.

2. Please briefly discuss in the summary and in more detail later in the prospectus, the process involving the amalgamation under the "Amalgamation Agreement" and the Ontario Business Corporations Act.

3. Please discuss in greater detail the structure of GCI after the completion of the amalgamation. For example, will the businesses of Genterra Inc. ("Genterra") and Consolidated Mercantile Incorporated ("CMI") be conducted under separate divisions of GCI or will they operate as separate entities/subsidiaries under a holding company structure with GCI acting as the holding company? What will be the business of GCI after completion of the amalgamation?

4. Please more fully explain how the prospectus will be used. To what extent are Genterra and CMI security holders known to be U.S. persons and to what extent are your security holders to be non-U.S. persons? Will the U.S. prospectus be provided to all holders of Genterra and CMI or only to holders that are known to be U.S. persons or that you are unable to determine that are non-U.S. persons?

5. Please provide us with your analysis as to whether GCI, upon completion of the amalgamation, will be considered a foreign private issuer under Rule 405 of Regulation C.

6. We note that throughout the registration statement, you indicate that the times and dates for the special shareholders' meetings to vote on the amalgamation have not yet been set. In the Amalgamation Agreement filed as Exhibit 2.1, however, Genterra and CMI have covenanted to hold their respective meetings no later than December 31, 2009. Please revise your disclosure accordingly.

7. We note that on CMI's website, there is a press release that includes language regarding the safe harbors for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Please explain to us why CMI is eligible to take advantage of the safe harbors or remove such disclosure from its website.

Cover Page of Prospectus, page 1

8. Please limit the outside cover page of the prospectus to one page. Please see Item 501(b) of Regulation S-K.

9. Please disclose the securities exchange, if any, that will list your securities and identify the trading symbol for the securities. Refer to Item 501(b)(4).

10. We note that you refer registered shareholders who intend to exercise the right of dissent to schedule 5, which you state is attached to the prospectus. Please include this schedule with your next amendment.

How to Obtain Additional Information, page 2

11. Please revise this portion to also include disclosure that informs shareholders that in order to obtain timely delivery, shareholders must request the information no later than five business days before the date that they must make their investment decisions and specify the date by which they must request the information. Furthermore, please also highlight this statement by print type or otherwise. Refer to Item 2(2) of Form F-4 for guidance.

12. If either CMI or Genterra file annual, quarterly or current reports or other information with an agency in Canada similar to the Securities and Exchange Commission, please disclose where investors can locate such reports.

Currency Exchange Rates, page 9

13. Please provide the exchange rate between the Canadian Dollar and the U.S. Dollar on the latest practicable date prior to the filing of the Form F-4. See Item 3 of Form 20-F.

Risk Factors, page 10

14. We note your statement that the risk factors disclosed are "certain risk factors . . . ." Please note that Item 503(c) requires that you disclose all <u>material</u> risk factors to your investors. Please revise accordingly.

15. We note that you have not addressed all of the potential risks involved with an investment in GCI. For example, we note that after the amalgamation, you will carry on the businesses of both Genterra and CMI, but you have not disclosed the risks associated with those businesses. Furthermore, you have not addressed the risk associated with failing to consummate the amalgamation.   Please revise your risk factor section to include a discussion of all material risks. Refer to Item 503(c) of Regulation S-K for guidance.

16. We note that your risk factor subheadings do not describe with enough specificity the risks presented. Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Investors should be able to read the subheading and understand the risk as it specifically applies to you.

17. You should not present any mitigating information in your Risk Factors section. For example, under the risk factor subheading "Liquidity Risk," you state that the "liquidity risk is minimal" and under the subheading "Interest Rate Risk," you state that you believe that you "have no material exposure to interest rate risk arising from [your] investments" because of their short-term nature. Generally, you should limit your Risk Factors section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks in other places in the prospectus. Please revise accordingly.

Description of CMI and its Business, page 13

18. We note that the two businesses in which CMI was primarily invested were sold in December
    2007. Please expand this section to disclose information about CMI's current business.

Genterra and CMI Shareholders Will Receive GCI Shares in the Amalgamation, page 14

19. We note your statement that Genterra Class B shares will be exchanged on a 1 for 1 basis into
    GCI Class B shares, "on the same terms as the Genterra Class B Shares being exchanged . . .
    ." Please disclose the terms for converting the Class B shares into common shares.

Conditions of the Amalgamation, page 14

20. Please disclose any material termination fees.

Benefits of the Amalgamation, page 15

21. Please disclose whether the boards of CMI and Genterra also considered the potential adverse
    effects of this transaction. If so, please disclose the nature of those discussions. If not, please
    disclose why not.

Fairness Opinion, page 15

22. We note from your disclosure and exhibit list that CVS has prepared a fairness opinion
    regarding the amalgamation. The exhibit filed as exhibit 23.6, however, appears to be a
    fairness opinion that relates to the reorganization of the share capital of Genterra that occurred
    in 2008. Please explain the relevance of this fairness opinion to the current transaction as
    well as the valuation report filed as exhibit 23.7 for Ninety Ontario Street Inc. Furthermore,
    please file the fairness opinion regarding this amalgamation prepared by CVS with your
    amendment.

23. Please provide us with copies of all the materials that CVS prepared in connection with its
    fairness opinion or otherwise provided to the CMI and Genterra boards, including, among
    other things, any "board books," drafts of fairness opinions and summaries of all oral
    presentations made to the boards.

24. We note from your disclosure that it appears that valuation reports and/or fairness opinions
    were obtained from two different financial advisors, HJF Financial Inc. and CVS. Please
    describe the qualifications and methods of selection for these financial advisors and disclose
    any material relationship that existed during the last two years as well as any compensation
    received or contemplated. Disclosure regarding compensation should also include
    compensation received in relation to the current transaction.

25. Please also disclose if CVS or HJF Financial Inc. will receive any compensation contingent

upon completion of the amalgamation.

Recommendation of the Genterra Board of Directors, page 15

26. Provide us supplementally with copies of any non-public information that was exchanged between the boards and managements of CMI and Genterra in the amalgamation negotiations that were not filed with the registration statement, including all analysts' reports, financial forecasts and projections used by CMI, Genterra and their financial advisors. In addition, to the extent that the information has not been disclosed in the document, provide us the basis for your conclusion that the non-public information is not material and therefore, need not be disclosed.

27. You have not provided a description of how the boards came to their respective recommendations. For example, please disclose the steps taken by Genterra and/or CMI to seek an amalgamation of the two companies. Also disclose the number of board meetings that occurred in contemplation of the amalgamation and describe in detail the nature and substance of the deliberations conducted by both boards at their meetings. Such disclosure should provide shareholders with an understanding of how, when and why the terms of the proposed amalgamation evolved during the course of discussions.

Historical and pro forma per share data of GCI, Genterra and CMI, page 15

28. Please advise us why you have not included pro forma book value and earnings per share for the interim periods. Refer to Instruction 1 to Item 3(f) of Form F-4.

29. Please show us, and disclose in the filing, how you determined the book value per share of Genterra and GCI, and the equivalent per share price of Genterra.

Market Value of Genterra and CMI Prior to the Announcement . . . , page 16

30. Please also disclose the U.S. dollar equivalent per share price for CMI's common shares that are traded on the TSX Exchange.

Approvals Required for the Amalgamation, page 21

31. With respect to Genterra and CMI, please include a brief statement comparing the percentage of outstanding shares entitled to vote that are held by directors, executive officers and their affiliates and the vote required for approval of the proposed transaction. See Item 3(h) of the Form F-4.

Description of GCI Securities, page 22

32. Please provide more information about GCI's securities. For example, please disclose the following information, if applicable:

- Dividend rights;

- Terms of conversion;

- Sinking fund provisions;

- Redemption provisions;

- Voting rights;

- Liquidation rights;

- Preemption rights; and

- Restrictions on alienability.

Please refer to Item 202 of Regulation S-K for guidance and revise your disclosure accordingly.

Outsider Report, Opinion or Appraisal, page 25

33. Please disclose the procedures followed in preparing the valuation reports for CMI and Genterra as well as the bases for and methods of arriving at the findings.

Genterra Valuation Summary, page 25

34. As noted above, the valuation report for Genterra that was filed with the registration statement is dated December 11, 2007 and appears to be a valuation in contemplation of a share capital reorganization. Here, you state that a formal valuation of Genterra dated January 26, 2009 was prepared. Please file this valuation with your amendment.

CMI Valuation Summary, page 25

35. We note that the CMI valuation report is dated January 16, 2009. Please disclose whether any material changes in CMI's operations, performance or in any of the projections or assumptions upon which HJF Financial Inc. based its opinion has occurred since the delivery of the opinion or that are anticipated to occur before the shareholders' meetings.

Fairness Opinion, page 26

36. We note that the boards of CMI and Genterra arrived at a different determination regarding the exchange offer. That is, the fairness opinion contemplated an exchange of 3.6 GCI common shares for one CMI share and one GCI common share for one Genterra common share, but the boards determined that the exchange should be one CMI share for one GCI common share and 3.6 Genterra common shares for one GCI common share. Please expand your disclosure regarding the boards' determination to change the terms of the exchange and please disclose what consideration, if any, was given to obtaining a new fairness opinion, which contemplates the fairness of the current proposed terms.

37. Please disclose in greater detail the valuation approaches used by CVS. Please also include the assumptions used by CVS in determining the valuations.

Pro Forma Financial Information for GCI (Amalco), page 30

38. Please advise us why you have not included pro forma information for the interim periods. Refer to Rule 11-02(c)(2)(ii) of Regulation S-X.

39. We note that for U.S. GAAP, you have accounted for the transaction using the pooling of interests method as Genterra and CMI are entities under common control. Please clarify to us, and disclose in the filing, whether the term "pooling of interest method" as used in the note means that the transaction is treated as a reorganization of entities under common under U.S. GAAP. Explain to us how SFAS 141 supports your conclusion. Further, please demonstrate how you determined that these entities were under common control. Discuss the ownership structure of Genterra and CMI before the transaction and the ownership in GCI subsequent to the transaction. Identify each common owner, the nature and amount of their voting interest, and their relationship to other owners in the group.

Note 4 – Pro forma share capital, page 37

40. Please expand your description to clarify the share values used to determine the dollar amounts in the capital accounts.

Information Concerning CMI, page 38

Description of Business, page 38

41. Please provide a description of the principal markets in which CMI competes, including a breakdown of total revenues by category of activity and geographic market for each of the last three years. Refer to Item 14(a) of Form F-4 for guidance.

Selected Financial Information – CMI, page 40

42. Please advise us why you have not included selected financial information of CMI for the interim period ended June 30, 2009. Refer to Item 3(d) of Form F-4 and Item 3(A)(1) of Form 20-F.

Nature of Trading Markets, page 43

43. Please disclose the trading symbol under which CMI's common shares are traded on the Toronto Stock Exchange and quoted on Pink Sheets.

Operating and Financial Review and Prospects, page 45

44. Please include an "Overview" section to describe the most important matters on which CMI's management focuses in evaluating its financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. The Overview should identify and address those key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of CMI. This discussion should address both past and prospective financial condition and operating performance, including a discussion of known material trends and uncertainties. Please also include a similar "Overview" in the MD&A section for Genterra on page 110.

Results of Operations, page 45

45. Please provide more information about the reasons why there was an increase or decrease in certain aspects of your business. For example, you state that there was a loss in revenue due to an investment loss and such loss was due to the poor performance of the global equity markets. Please expand your disclosure to specifically identify which investments suffered losses.   Please review your "Results of Operations" section for the periods ended December 31, 2008, December 31, 2007 and March 31, 2009 and revise accordingly.

Financial Statements - Consolidated Mercantile Incorporated ("CMI")

46. Please advise us why you have not included updated interim financial statements of CMI for the periods ended June 30, 2009 and 2008. We note that CMI included those financial statements in the Form 6-K filed on August 18, 2009. Refer to Item 8(A)(5) of Form 20-F.

Note 12. Summary of Differences Between Canadian and United States Accounting Principles, page 73

47. With respect to adjustment (a) please clarify to us, and disclose in the filing, whether the term "non-arm length acquisitions" as used in the note means that all entities involved in the transaction were under common control before and after the transaction. Also, clarify to us, and disclose in the filing, whether the term "pooling of interest method" as used in the note means that the transaction is treated as a reorganization of entities under common under U.S. GAAP. Please explain to us how SFAS 141 supports your conclusion. Further explain to us why this adjustment continues to impact the 2008 financial statements notwithstanding that these entities were sold in 2007.

48. Given the significant impact of adjustment (b) relating to SFAS 115 accounting, please disclose the impact for each difference, even if it impacts the same caption, and explain how you determined each difference.

49. Please advise us why you have not included cash flow statements prepared under, or reconciled to, U.S. GAAP. Refer to Item 18 of Form 20-F.

Interim Period Ended March 31, 2009

Summary of Differences Between Canadian and United States Accounting Principles, page 98

50. Please advise us why you have not included a reconciliation of Canadian GAAP to U.S. GAAP for the interim period ended March 31, 2009 and March 31, 2008. Refer to Item 18 of Form 20-F.

Information Concerning Genterra, page 100

Description of Business, page 101

51. In relation to Genterra's real estate holdings for investment, please disclose the following information for each material property, as applicable:

- The general character of the property, such as whether it is commercial or residential, a single-family or multi-family dwelling;

- The nature of Genterra's title to, or interest, in the property, such as the nature and amount of all material mortgage, liens, or other encumbrances against the property;

- The occupancy rate expressed as a percentage for the last three years;

- The number of tenants occupying 10% or more of the rentable square footage and the principal nature of the business of such tenant;

- The principal business, occupations and professions carried on in, or from the building; and

- The average effective annual rental per square foot or unit for each of the last three years prior to the date of filing.

52. Please provide a schedule of lease expirations for each of the ten years starting with the year in which this Form F-4 was filed that includes the following information:

- The number of tenants whose leases will expire;

- The total area in square feet covered by such leases;

- The annual rental represented by such leases; and

- The percentage of gross annual rental represented by such leases.

53. Please disclose the names of the third party property managers of Genterra's properties.

54. Please disclose whether Genterra currently has any investments in real estate mortgages and, if so, please describe such investments.

55. Please describe Genterra's current investments in other securities.

Nature of Trading Markets, page 103

56. Please disclose the trading symbol under which Genterra's common shares are trading on the TSX Venture Exchange and quoted on the "non-NASDAQ over the counter [*sic*]" market in the U.S.

57. We note your disclosure that Genterra's Class A shares were quoted on the OTC Bulletin Board until June 9, 2008. We further note, however, that Genterra filed a Form 15F on October 3, 2007 to deregister its Class A and Class C Preferred shares, Series 1, and ceased filing reports. Therefore, please explain to us how Genterra's Class A shares remained trading on the OTC Bulletin Board until 2008 without current reports.

58. We note your statement that Genterra's common shares are traded on a non-NASDAQ over-the-counter market. Please disclose the market on which Genterra's common shares are traded.

59. Please disclose the number and percentage of record shareholders of Genterra's common stock who are U.S. residents.

Selected Financial Information – Genterra, page 105

60. Please advise us why you have not included the financial statements of Genterra for the comparative interim period ended March 31, 2008. Refer to Item 3(d) of Form F-4 and Item 3(A)(1) of Form 20-F.

Financial Statements - Genterra Inc.

Report of Independent Registered Public Accounting Firm, page 116

61. Please clarify the involvement of Kraft Berger LLP with the 2007 and 2006 reconciliation presented in Schedule XXVIII. It appears from your disclosure on page 179 that they audited the referenced information.

Note 15 Summary of Differences Between Canadian and United States Accounting Principles, page 136

62. Please advise us why you have not included cash flow statements prepared under, or reconciled to, U.S. GAAP. Refer to Item 18 of Form 20-F.

63. Please refer to Note 9(a) on page 130. Please explain to us, and disclose in the filing, if the class B preference shares are redeemable at the option of the holder or upon the occurrence of an event that is not solely within your control. Explain to us how you considered EITF D-98 and SFAS 150 in deciding to present class B preference shares in permanent equity in your

reconciliation to U.S. GAAP.

64. We note in adjustment 12c that you presented annual dividends on preferred shares as a reduction of retained earnings. Please explain to us how you considered SAB Topic 6B in determining how to treat these dividends in reporting income available to common shareholders and earnings per share under U.S. GAAP.

Interim Period Ended March 31, 2009

Summary of Differences Between Canadian and United States Accounting Principles, page 98

65. Please advise us why you have not included a reconciliation of Canadian GAAP to U.S. GAAP for the interim period ended March 31, 2008. Refer to Item 18 of Form 20-F.

Voting and Management Information, page 171

Directors and Officers of GCI, page 178

66. Please disclose the date of birth or age of the directors and officers of GCI, if applicable. Refer to Item 18(a)(7)(i) of Form F-4.

67. Please disclose the nature of the family relationship between Mark Litwin and Fred Litwin, if any. Refer to Item 18(a)(7)(i) of Form F-4 for guidance.

Management of GCI, page 178

68. Please disclose the information regarding compensation as required by Item 18(a)(7)(ii) of Form F-4 or explain to us why it is not applicable.

69. We note that it appears that CMI and Genterra have related party transactions, therefore, please provide the information required by Item 18(a)(7)(iii) of Form F-4 or explain to us why it is not applicable.

Part III – Information Not Required in Prospectus, page 181

Undertakings, page 181

70. Please provide the undertakings found in Item 512(a)(4), (5), and (6) of Regulation S-K.

Signatures, page 183

71. Please include the signature of your principal accounting officer or controller in your amendment. If your chief financial officer also serves as the controller or principal

accounting officer, your chief financial officer's signature should be captioned as such in your amended filing. Refer to Instruction 1 to Signatures in Form F-4.

List of Exhibits, page 185

72. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have comments after our review.

73. We note that in your exhibit list, you do not indicate that you plan to file a tax opinion. Please file a tax opinion with your amendment or explain to us why you do not have to provide one. Please refer to Item 601(b)(8) of Regulation S-K, which states that such an opinion is required when a representation as to the tax consequences is set forth in the filing.

Exhibit 5.1

74. We note the disclosure in the opinion that counsel has reviewed such other documents and matters that was deemed necessary to render the legality opinion and has relied upon the opinion of Goldman, Spring, Kichler & Sanders LLP, counsel to GCI. Please advise counsel that the opinion should specifically address which documents, matters or opinions were relied upon in rendering the legality opinion.

75. Please have counsel confirm to us that the reference and limitation to the Ontario Business Corporations Act includes the statutory provisions and all reported judicial decisions interpreting these laws.

Exhibit 23.8

76. We note that the valuation report prepared by HJF Financial Inc. states that "the comprehensive FMV presented in this report and our conclusions is intended solely for the use by the Independent Committee of the Board of the Directors and the Board . . . ." This is a limitation on reliance by shareholders and because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for HJF Financial Inc.'s belief that shareholders cannot rely upon the opinion to support any claims against HJF Financial Inc. arising under applicable Ontario law.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jorge Bonilla at (202) 551-3414 or Cicely LaMothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Joseph Maierovitz
    Goldman, Spring, Kichler & Sanders LLP
    Via facsimile (416) 225-4805

    Dennis P. McConnell
    Dolgenos Newman & Cronin LLP
    Via facsimile (212) 925-0690